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SEC ... COMMISSION
-D SECURITI ... N
15027585
Aug. 31 2015
...GISTRATIONS B...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66812

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.A. Investcorp LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 36th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Murphy (917) 332-5719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

P.O. Box 140, 14th Floor, South Tower Bahrain World Trade Center (Address) (City) Manama (State) Kingdom of Bahrain (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.A. Investcorp LLC, as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

MERIME DURAKOVIC
NOTARY PUBLIC STATE OF NEW YORK
RICHMOND COUNTY
LIC. #01DU6083816
COMM. EXP. 03/06/20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
Building a better working world

Ernst & Young
P.O. Box 140
14th Floor, South Tower
Bahrain World Trade Center
Manama
Kingdom of Bahrain

Tel: +973 1753 5455
Fax: +973 1753 5405
manama@bh.ey.com
ey.com/mena
C.R. No. 6700

Report of Independent Registered Public Accounting Firm

The Member of N.A. Investcorp LLC

Report on the financial statements

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the "Company") as of June 30, 2015, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N.A. Investcorp LLC at June 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary information

The information contained in the accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young

August 25, 2015
Manama, Kingdom of Bahrain

N.A. Investcorp LLC

Statement of Financial Condition

June 30, 2015

Assets	
Cash and cash equivalents	$ 9,910,917
Due from an affiliate	4,558,890
Total assets	$ 14,469,807
Liabilities and member's equity	
Liabilities	
Accounts payable and accrued liabilities	$ 508,009
Total liabilities	508,009
Member's equity	13,961,798
Total liabilities and member's equity	$ 14,469,807

See notes to financial statements.

N.A. Investcorp LLC

Statement of Income

For the Year Ended June 30, 2015

Revenues:	
Fee income	$ 4,971,852
Interest income	24,159
Total revenues	4,996,011
Expenses:	
Personnel expenses	1,416,972
Administrative expenses	460,015
Travel and business development expenses	187,934
Premise expenses	180,991
Professional expenses	167,342
Total expenses	2,413,254
Net income	$ 2,582,757

See notes to financial statements.

N.A. Investcorp LLC

Statement of Changes in Member's Equity

For the Year Ended June 30, 2015

Member's equity as of July 1, 2014	$ 19,379,041
Capital distributions	(8,000,000)
Net income	2,582,757
Member's equity as of June 30, 2015	$ 13,961,798

See notes to financial statements.

N.A. Investcorp LLC

Statement of Cash Flows

For the Year Ended June 30, 2015

Operating activities	
Net income	$ 2,582,757
Adjustments to reconcile net income to net cash from operating activities:	
Decrease in:	
Due from an affiliate	8,863,977
Increase in:	
Accounts payable and accrued liabilities	438,097
Net cash from operating activities	$ 11,884,831
Financing activities	
Capital distributions	$ (8,000,000)
Net cash used in financing activities	$ (8,000,000)
Net increase in cash and cash equivalents	$ 3,884,831
Cash and cash equivalents at beginning of the year	6,026,086
Cash and cash equivalents at end of the year	$ 9,910,917

See notes to financial statements.

N.A. Investcorp LLC

Notes to Financial Statements

June 30, 2015

1. Incorporation and Activities

N.A. Investcorp LLC (the "Company"), a limited liability company and wholly owned by Investcorp International Holdings Inc. (the "Parent" or "Member"), was organized under the laws of the State of Delaware on November 23, 2004. The ultimate parent of the Company is Investcorp Bank B.S.C. ("BSC"), a bank incorporated in the Kingdom of Bahrain. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on June 24, 2005 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved to serve as a placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. Most of the funds offered by the Company are managed and/or administered by affiliates.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that Rule.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are expressed in US Dollars ($) and are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

The Company considers highly-liquid investments, with original maturities of 90 days or less that are not held for sale in the ordinary course of business, to be cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

The Company utilizes an end-of-day investment sweep account provided by JP Morgan Chase & Co. for its cash balances held at JP Morgan Chase & Co. The purpose is to enhance the interest income of the Company's cash balance while maintaining a liquid and low risk investment profile.

2. Significant Accounting Policies (continued)

Revenue Recognition

Marketing services fees are recognized on a monthly basis applying a mark-up on the total costs of the Company.

Transaction advisory services fees are accounted for when income is earned.

Income Taxes

As a limited liability company, the Company is not subject to State or Federal income taxes. Such taxes accrue to the Member and, accordingly, have not been recognized in the financial statements.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from these estimates.

3. Related Party Transactions

Due from an Affiliate

As of June 30, 2015, the Company has cash deposited at BSC, the ultimate parent, amounting to $4,558,890. The cash may be withdrawn on demand. Interest income amounting to $19,229 relates to the affiliate.

3. Related Party Transactions (continued)

Marketing Services

The Company entered into a marketing agreement with BSC on July 1, 2005 (amended on January 1, 2008, July 1, 2008, June 1, 2013 and October 1, 2015) whereby the Company provides marketing services to BSC with respect to share and other interests in funds managed by BSC and other affiliates. The Company is entitled to marketing services fees as defined in the marketing agreement. Revenue relating to these services amounted to $2,654,580 and is included in Fee income on the Company's Statement of Income.

Transaction Advisory Services

Fee income includes transaction advisory services fee of $2,317,272 and is shown net of rebates to Investcorp Private Equity 2007 Fund, L.P., Investcorp Technology Partners III, L.P., Investcorp Technology Partners III (Cayman), L.P. and Investcorp Technology Partners III (Cayman-I), L.P., affiliates of the Company.

Administrative and premise expenses

Administrative expenses amounting to $400,050 and premise expenses amounting to $125,581 comprise of fee allocated to the Company by the Parent, using an appropriate allocation key for each service.

Premise expenses also comprise of rent charges amounting to $55,410 incurred in line with the rent agreement entered into with Investcorp International Inc., another subsidiary of the Parent.

Personnel expenses amounting to $1,416,972 represent cost incurred in line with the agreement with Investcorp International Inc.

4. Regulatory Net Capital Requirements

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

4. Regulatory Net Capital Requirements (continued)

At June 30, 2015, the Company had regulatory net capital of $9,402,908 and a regulatory net capital requirement of $33,867. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.05 to 1 at June 30, 2015.

5. Recent Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, Revenue from Contracts with Customers, through a joint project with the International Accounting Standards Board, to clarify the principle for recognizing revenue and to develop a common revenue standard under US GAAP and International Financial Reporting Standards. This standard is effective for annual periods beginning after December 15, 2017. The management is evaluating the impact on the Company's financial statements.

Presentation of Financial Statements - Going Concern - Disclosure of Uncertainities about an Entity's Ability to Continue as a Going Concern

In August 2014, the Financial Accounting Standards Board issued ASU 2014-15, Presentation of Financial Statements - Going Concern - Disclosure of Uncertainities about an Entity's Ability to Continue as a Going Concern to provide guidance regarding management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related disclosure. This standard is effective for annual period ending after December 15, 2016. Early adoption is permitted. The adoption of ASU 2014-15 is not expected to have an impact on the Company's financial statements.

6. Subsequent Events

The Company has evaluated all subsequent events through the issuance date of the financial statements. Management has determined that there are no material events that would require disclosure in the Company's financial statements.

Supplemental Information

N.A. Investcorp LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

June 30, 2015

Computation of Net Capital Pursuant to Rule 15c3-1	
Computation of Net Capital	
Total member's equity from the statement of financial condition	$ 13,961,798
Less: non allowable asset:	
Cash held at affiliate	4,558,890
Net capital	$ 9,402,908
Minimum net capital required, 6 2/3% of $508,009 pursuant to Rule 15c3-1	$ 33,867
Minimum dollar net capital requirements of reporting broker dealer	$ 5,000
Net capital requirement	$ 33,867
Excess net capital	$ 9,369,041
Computation of Aggregate Indebtedness	
Accounts payable and accrued liabilities	$ 508,009
Total	$ 508,009
Percentage of aggregate indebtedness to net capital	5%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

N.A. Investcorp LLC

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2015

The Company is exempt from Rule 15c3-3 under subparagraph (k)(2)(i).

N.A. Investcorp LLC

INVESTCORP

280 Park Avenue
39th Floor
New York, NY 10017
Tel +1 888 722 3302

August 26, 2015

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 31 2015
WASH., D.C.
189

RE: SEC File # 8-66812

Dear Sir or Madam:

Enclosed, please find the Annual Audit Reports for N.A. Investcorp LLC.
If you should have any questions, please feel free to contact me at (917) 332-5719.

Sincerely,

Brian Murphy
Chief Compliance Officer

EY
Building a better working world

Ernst & Young
P.O. Box 140
14th Floor, South Tower
Bahrain World Trade Center
Manama
Kingdom of Bahrain

Tel: +973 1753 5455
Fax: +973 1753 5405
manama@bh.ey.com
ey.com/mena
C.R. No. 6700

Report of Independent Registered Public Accounting Firm

The Member of N.A. Investcorp LLC

Report on the financial statements

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the "Company") as of June 30, 2015, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N.A. Investcorp LLC at June 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary information

The information contained in the accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young

August 25, 2015
Manama, Kingdom of Bahrain

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

N.A. Investcorp LLC
Year Ended June 30, 2015
With Report of
Independent Registered Public Accounting Firm
Confidential Pursuant to SEC Rule 17a-5(e)(3)

N.A. Investcorp LLC

Financial Statements
and Supplemental Information

Year Ended June 30, 2015

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Computation of Net Capital Pursuant to SEC Rule 15c3-1 10
Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission 11